Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013	April 30, 2014	April 30, 2013
Interest, Dividend and Fee Income
Loans	$2,639	$2,680	$2,695	$2,689	$2,618	$5,319	$5,361
Securities	477	506	543	577	550	983	1,156
Deposits with banks	69	67	59	63	61	136	122
	3,185	3,253	3,297	3,329	3,229	6,438	6,639
Interest Expense
Deposits	701	717	711	683	643	1,418	1,333
Subordinated debt	37	36	38	35	37	73	72
Other liabilities	384	387	431	428	420	771	857
	1,122	1,140	1,180	1,146	1,100	2,262	2,262
Net Interest Income	2,063	2,113	2,117	2,183	2,129	4,176	4,377
Non-Interest Revenue
Securities commissions and fees	318	307	291	290	283	625	543
Deposit and payment service charges	239	241	237	232	222	480	447
Trading revenues	246	274	188	208	230	520	453
Lending fees	171	169	155	152	143	340	296
Card fees	116	112	110	124	114	228	227
Investment management and custodial fees	207	204	188	187	179	411	351
Mutual fund revenues	228	219	211	208	193	447	380
Underwriting and advisory fees	149	191	156	141	141	340	362
Securities gains, other than trading	47	62	210	-	49	109	75
Foreign exchange, other than trading	38	54	38	39	58	92	95
Insurance income	113	107	125	147	66	220	173
Other	106	69	112	89	86	175	146
	1,978	2,009	2,021	1,817	1,764	3,987	3,548
Total Revenue	4,041	4,122	4,138	4,000	3,893	8,163	7,925
Provision for Credit Losses (Note 3)	162	99	189	76	144	261	322
Non-Interest Expense
Employee compensation (Note 13)	1,491	1,581	1,439	1,448	1,476	3,072	2,955
Premises and equipment	452	455	491	457	442	907	885
Amortization of intangible assets	90	90	89	88	84	180	169
Travel and business development	122	119	142	128	121	241	244
Communications	78	68	70	73	76	146	148
Business and capital taxes	10	10	10	9	10	20	20
Professional fees	140	135	142	124	135	275	261
Other	211	226	197	199	206	437	438
	2,594	2,684	2,580	2,526	2,550	5,278	5,120
Income Before Provision for Income Taxes	1,285	1,339	1,369	1,398	1,199	2,624	2,483
Provision for income taxes	209	278	295	275	237	487	485
Net Income	$1,076	$1,061	$1,074	$1,123	$962	$2,137	$1,998
Attributable to:
Bank shareholders	1,062	1,048	1,061	1,107	944	2,110	1,962
Non-controlling interest in subsidiaries	14	13	13	16	18	27	36
Net Income	$1,076	$1,061	$1,074	$1,123	$962	$2,137	$1,998
Earnings Per Share (Canadian $) (Note 14)
Basic	$1.61	$1.58	$1.60	$1.67	$1.41	$3.19	$2.92
Diluted	1.60	1.58	1.60	1.66	1.40	3.18	2.91

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2014 • 33

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the six months ended
	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013	April 30, 2014	April 30, 2013
Net income	$1,076	$1,061	$1,074	$1,123	$962	$2,137	$1,998
Other Comprehensive Income (Loss)
Items that will not be reclassified to net income
Remeasurement of pension and other employee future benefit plans (1)	21	25	(17)	298	(57)	46	17
	21	25	(17)	298	(57)	46	17
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	27	(38)	67	(48)	(11)	(11)	(29)
Reclassification to earnings of (gains) in the period (3)	(16)	(22)	(5)	(2)	(28)	(38)	(43)
	11	(60)	62	(50)	(39)	(49)	(72)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (4)	(31)	142	137	(231)	127	111	69
Reclassification to earnings of (gains) on cash flow hedges (5)	(23)	(25)	(23)	(31)	(37)	(48)	(71)
	(54)	117	114	(262)	90	63	(2)
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	(278)	1,176	261	316	198	898	164
Impact of hedging unrealized gain (loss) on translation of net foreign operations (6)	(25)	(270)	(109)	(140)	(179)	(295)	(160)
	(303)	906	152	176	19	603	4
Other Comprehensive Income (Loss)	(325)	988	311	162	13	663	(53)
Total Comprehensive Income	$751	$2,049	$1,385	$1,285	$975	$2,800	$1,945
Attributable to:
Bank shareholders	737	2,036	1,372	1,269	957	2,773	1,909
Non-controlling interest in subsidiaries	14	13	13	16	18	27	36
Total Comprehensive Income	$751	$2,049	$1,385	$1,285	$975	$2,800	$1,945

(1) Net of income tax (provision) recovery of $(11), $(10), $11, $(120), $19 for the three months ended, and $(21), $(17) for the six months ended, respectively.

(2) Net of income tax (provision) recovery of $(12), $12, $(27), $24, $6 for the three months ended, and $nil, $12 for the six months ended, respectively.

(3) Net of income tax provision of $9, $12, $3, $1, $13 for the three months ended, and $21, $18 for the six months ended, respectively.

(4) Net of income tax (provision) recovery of $15, $(43), $(49), $82, $(42) for the three months ended, and $(28), $(21) for the six months ended, respectively.

(5) Net of income tax provision of $5, $9, $7, $14, $12 for the three months ended, and $14, $24 for the six months ended, respectively.

(6) Net of income tax recovery of $9, $95, $39, $50, $64 for the three months ended, and $104, $57 for the six months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

34 • BMO Financial Group Second Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013
Assets
Cash and Cash Equivalents	$35,082	$34,112	$26,089	$33,055	$38,423
Interest Bearing Deposits with Banks	7,069	6,586	6,518	7,531	6,230
Securities
Trading	82,426	85,957	75,159	72,491	73,246
Available-for-sale (Note 2)	51,883	55,736	53,710	51,439	46,503
Held-to-maturity	9,318	8,254	6,032	4,846	2,476
Other	983	994	899	1,021	1,328
	144,610	150,941	135,800	129,797	123,553
Securities Borrowed or Purchased Under Resale Agreements	51,981	53,579	39,799	53,749	59,478
Loans (Notes 3 and 6)
Residential mortgages	97,632	97,321	96,392	93,132	88,133
Consumer instalment and other personal	64,571	64,610	63,640	63,230	62,308
Credit cards	7,953	7,963	7,870	7,801	7,642
Businesses and governments	116,492	112,396	104,585	101,023	98,699
	286,648	282,290	272,487	265,186	256,782
Customers’ liability under acceptances	9,906	9,207	8,472	9,029	8,514
Allowance for credit losses (Note 3)	(1,850)	(1,747)	(1,665)	(1,658)	(1,725)
	294,704	289,750	279,294	272,557	263,571
Other Assets
Derivative instruments	28,859	37,502	30,259	31,638	43,063
Premises and equipment	2,172	2,220	2,168	2,109	2,125
Goodwill (Note 9)	3,994	4,052	3,819	3,767	3,705
Intangible assets	1,554	1,558	1,511	1,511	1,521
Current tax assets	800	1,030	1,065	1,304	1,527
Deferred tax assets	2,927	2,986	3,027	2,956	3,089
Other	8,293	8,346	7,695	8,738	8,221
	48,599	57,694	49,544	52,023	63,251
Total Assets	$582,045	$592,662	$537,044	$548,712	$554,506
Liabilities and Equity
Deposits (Note 10)
Banks	$22,607	$26,930	$20,591	$21,362	$22,615
Businesses and governments	238,915	240,347	222,346	214,565	214,649
Individuals	132,485	131,116	125,432	123,596	122,587
	394,007	398,393	368,369	359,523	359,851
Other Liabilities
Derivative instruments	30,279	36,843	31,974	32,959	44,011
Acceptances	9,906	9,207	8,472	9,029	8,514
Securities sold but not yet purchased	24,350	26,646	22,446	21,041	23,897
Securities lent or sold under repurchase agreements	46,125	44,789	28,884	47,596	39,005
Current tax liabilities	146	386	438	373	548
Deferred tax liabilities	71	115	107	131	149
Other	39,871	39,585	41,179	43,620	44,599
	150,748	157,571	133,500	154,749	160,723
Subordinated Debt	3,965	3,983	3,996	4,014	4,071
Preferred Share Liability (Note 11)	493	-	-	-	-
Equity
Share capital (Note 11)	14,186	14,298	14,268	14,264	14,279
Contributed surplus	313	316	315	321	320
Retained earnings	16,162	15,617	15,087	14,657	14,227
Accumulated other comprehensive income	1,100	1,425	437	126	(36)
Total shareholders’ equity	31,761	31,656	30,107	29,368	28,790
Non-controlling interest in subsidiaries	1,071	1,059	1,072	1,058	1,071
Total Equity	32,832	32,715	31,179	30,426	29,861
Total Liabilities and Equity	$582,045	$592,662	$537,044	$548,712	$554,506

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2014 • 35

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Preferred Shares
Balance at beginning of period	$2,265	$2,465	$2,265	$2,465
Redeemed during the period	(150)	(200)	(150)	(200)
Balance at End of Period	2,115	2,265	2,115	2,265
Common Shares
Balance at beginning of period	12,033	12,027	12,003	11,957
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	45	-	82
Issued under the Stock Option Plan	38	16	68	49
Repurchased for cancellation (Note 11)	-	(74)	-	(74)
Balance at End of Period	12,071	12,014	12,071	12,014
Contributed Surplus
Balance at beginning of period	316	214	315	213
Stock option expense/exercised	(3)	(1)	(2)	-
Foreign exchange on redemption of preferred shares	-	107	-	107
Balance at End of Period	313	320	313	320
Retained Earnings
Balance at beginning of period	15,617	13,972	15,087	13,456
Net income attributable to bank shareholders	1,062	944	2,110	1,962
Dividends – Preferred shares	(27)	(28)	(55)	(61)
– Common shares	(490)	(481)	(980)	(950)
Common shares repurchased for cancellation (Note 11)	-	(180)	-	(180)
Balance at End of Period	16,162	14,227	16,162	14,227
Accumulated Other Comprehensive Income on Pension and Other Post-Employment Plans
Balance at beginning of period	(140)	(389)	(165)	(463)
Remeasurement of pension and other post-employment plans (1)	21	(57)	46	17
Balance at End of Period	(119)	(446)	(119)	(446)
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	145	232	205	265
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	27	(11)	(11)	(29)
Reclassification to earnings of gains in the period (3)	(16)	(28)	(38)	(43)
Balance at End of Period	156	193	156	193
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	109	50	(8)	142
Gains (losses) on cash flow hedges arising during the period (4)	(31)	127	111	69
Reclassification to earnings of gains on cash flow hedges (5)	(23)	(37)	(48)	(71)
Balance at End of Period	55	140	55	140
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	1,311	58	405	73
Unrealized gain (loss) on translation of net foreign operations	(278)	198	898	164
Impact of hedging unrealized loss on translation of net foreign operations (6)	(25)	(179)	(295)	(160)
Balance at End of Period	1,008	77	1,008	77
Total Accumulated Other Comprehensive Income (Loss)	1,100	(36)	1,100	(36)
Total Shareholders’ Equity	$31,761	$28,790	$31,761	$28,790
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,059	1,419	1,072	1,435
Net income attributable to non-controlling interest	14	18	27	36
Dividends to non-controlling interest	-	(5)	(26)	(36)
Preferred share redemption	-	(359)	-	(359)
Other	(2)	(2)	(2)	(5)
Balance at End of Period	1,071	1,071	1,071	1,071
Total Equity	$32,832	$29,861	$32,832	$29,861

(1) Net of income tax (provision) recovery of $(11), $19, $(21), $(17) for the three and six months ended, respectively.

(2) Net of income tax (provision) recovery of $(12), $6, $nil, $12 for the three and six months ended, respectively.

(3) Net of income tax provision of $9, $13, $21, $18 for the three and six months ended, respectively.

(4) Net of income tax (provision) recovery of $15, $(42), $(28), $(21) for the three and six months ended, respectively.

(5) Net of income tax provision of $5, $12, $14, $24 for the three and six months ended, respectively.

(6) Net of income tax recovery of $9, $64, $104, $57 for the three and six months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

36 • BMO Financial Group Second Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2014	2013	2014	2013
Cash Flows from Operating Activities
Net Income	$1,076	$962	$2,137	$1,998
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	1	9	1	9
Net (gain) on securities, other than trading	(48)	(58)	(110)	(84)
Net (increase) decrease in trading securities	3,221	524	(6,524)	(2,940)
Provision for credit losses (Note 3)	162	144	261	322
Change in derivative instruments – (Increase) decrease in derivative asset	8,814	(131)	1,073	5,597
– Increase (decrease) in derivative liability	(6,694)	131	(1,473)	(5,196)
Amortization of premises and equipment	92	87	181	172
Amortization of intangible assets	90	84	180	169
Net (increase) decrease in deferred income tax asset	21	(81)	226	59
Net (decrease) in deferred income tax liability	(44)	(15)	(36)	(23)
Net (increase) decrease in current income tax asset	238	(73)	369	(177)
Net increase (decrease) in current income tax liability	(240)	244	(296)	145
Change in accrued interest – (increase) decrease in interest receivable	(56)	13	(3)	140
– increase (decrease) in interest payable	76	(65)	38	(133)
Changes in other items and accruals, net	(244)	1,789	512	799
Net increase (decrease) in deposits	(1,236)	5,425	15,718	33,474
Net (increase) in loans	(5,862)	(3,624)	(10,073)	(8,316)
Net increase (decrease) in securities sold but not yet purchased	(2,194)	2,441	1,640	441
Net increase (decrease) in securities lent or sold under repurchase agreements	1,756	1,010	16,132	(1,024)
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,073	(6,232)	(10,682)	(12,177)
Net Cash Provided by Operating Activities	2	2,584	9,271	13,255
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(4)	(7)	(31)	(196)
(Maturities) of Covered Bonds	-	-	-	(1,354)
Proceeds from issuance of preferred share liability (Note 11)	493	-	493	-
Redemption of preferred shares (Note 11)	(150)	(200)	(150)	(200)
Redemption of securities of a subsidiary (Note 11)	-	(359)	-	(359)
Proceeds from issuance of common shares	38	18	68	52
Common shares repurchased for cancellation (Note 11)	-	(254)	-	(254)
Cash dividends paid	(518)	(466)	(1,023)	(932)
Cash dividends paid to non-controlling interest	-	(5)	(26)	(36)
Net Cash (Used in) Financing Activities	(141)	(1,273)	(669)	(3,279)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(599)	(41)	(316)	147
Purchases of securities, other than trading	(10,018)	(7,304)	(17,782)	(12,497)
Maturities of securities, other than trading	5,195	3,017	8,760	6,811
Proceeds from sales of securities, other than trading	7,069	10,026	8,552	13,949
Premises and equipment – net disposals (purchases)	14	(47)	(51)	(185)
Purchased and developed software – net purchases	(100)	(57)	(182)	(118)
Acquisitions (Note 8)	-	(261)	-	140
Net Cash Provided by (Used in) Investing Activities	1,561	5,333	(1,019)	8,247
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(452)	281	1,410	285
Net increase in Cash and Cash Equivalents	970	6,925	8,993	18,508
Cash and Cash Equivalents at Beginning of Period	34,112	31,498	26,089	19,915
Cash and Cash Equivalents at End of Period	$35,082	$38,423	$35,082	$38,423
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$32,963	$37,279	$32,963	$37,279
Cheques and other items in transit, net	2,119	1,144	2,119	1,144
	$35,082	$38,423	$35,082	$38,423
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,048	$1,164	$2,215	$2,391
Amount of income taxes paid in the period	$152	$141	$171	$476
Amount of interest and dividend income received in the period	$3,114	$3,217	$6,379	$6,732

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2014 • 37

Notes to Consolidated Financial Statements

April 30, 2014 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2013 as set out on pages 130 to 188 of our 2013 Annual Report.

Changes in Accounting Policy

Effective November 1, 2013, we adopted, on a retrospective basis, the following new and amended accounting pronouncements issued by the International Accounting Standard Board (“IASB”): IAS 19 Employee Benefits (“IAS 19”), IAS 1 Presentation of Financial Statements (“IAS 1”), IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IFRS 11 Joint Arrangements (“IFRS 11”). As a result of the adoption of IAS 19, IFRS 10, and IFRS 11, net income attributable to shareholders for the six months ended April 30, 2014 decreased by approximately $25 million after tax. We also adopted IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IFRS 13 Fair Value Measurement (“IFRS 13”), and IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (“IFRS 7”) which will result in additional disclosures in our 2014 annual consolidated financial statements. Refer to pages 39 and 40 of our First Quarter 2014 Report to Shareholders for a description of these new and amended accounting pronouncements and to our 2013 Annual Report, pages 132 to 133 for additional disclosures relating to the transition impact as at November 1, 2012.

Future Changes in IFRS

In May 2013, the IFRS Interpretations Committee (“IFRIC”) issued IFRIC 21 Levies which provides guidance on when to recognize a liability to pay a levy imposed by governments on entities in accordance with legislation. IFRIC 21 is effective for our fiscal year beginning November 1, 2014. We are currently assessing the impact of this standard on our future financial results.

In February 2014, the IASB finalized its deliberations on the impairment, and classification and measurement requirements set out in IFRS 9 Financial Instruments (“IFRS 9”), and also provided a tentative effective date for the standard. IFRS 9 will be effective for our fiscal year beginning on November 1, 2018. Early adoption of own credit risk is permitted by both the IASB and OSFI. We are currently assessing the impact of the standard on our future financial results.

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 28, 2014.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				April 30, 2014				October 31, 2013
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Issued or guaranteed by:
Canadian federal government	11,086	86	1	11,171	12,989	129	3	13,115
Canadian provincial and municipal governments	3,752	29	13	3,768	3,707	23	32	3,698
U.S. federal government	3,102	6	4	3,104	4,650	10	-	4,660
U.S. states, municipalities and agencies	5,435	44	11	5,468	5,363	41	12	5,392
Other government	6,328	10	2	6,336	6,165	7	9	6,163
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,966	12	1	2,977	2,271	6	-	2,277
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,951	24	21	6,954	6,535	24	31	6,528
Corporate debt	10,376	116	9	10,483	10,210	115	8	10,317
Corporate equity	1,504	121	3	1,622	1,413	148	1	1,560
Total	51,500	448	65	51,883	53,303	503	96	53,710

(1) These amounts are supported by insured mortgages.

(2) Unrealized gains and losses may be offset by related losses (gains) on liabilities or hedge contracts

38 • BMO Financial Group Second Quarter Report 2014

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2014, there was a $248 million ($248 million as at April 30, 2013) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Impairment Allowances (Specific ACL), beginning of period	105	82	75	64	335	321	-	-	515	467
Amounts written off	(21)	(30)	(158)	(187)	(55)	(90)	-	-	(234)	(307)
Recoveries of amounts written off in previous periods	8	6	38	37	93	140	-	-	139	183
Charge to Income Statement (Specific PCL)	16	29	131	159	15	(14)	-	-	162	174
Foreign exchange and other movements	(6)	(6)	(7)	(5)	8	30	-	-	(5)	19
Specific ACL, end of period	102	81	79	68	396	387	-	-	577	536
Collective ACL, beginning of period	99	52	630	618	780	763	24	25	1,533	1,458
Charge to income statement (Collective PCL)	(11)	(2)	12	(5)	(4)	(21)	3	(2)	-	(30)
Foreign exchange and other movements	(1)	-	(2)	-	(9)	9	-	-	(12)	9
Collective ACL, end of period	87	50	640	613	767	751	27	23	1,521	1,437
Total ACL	189	131	719	681	1,163	1,138	27	23	2,098	1,973
Comprised of: Loans	169	116	719	681	935	905	27	23	1,850	1,725
Other credit instruments	20	15	-	-	228	233	-	-	248	248

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the six months ended	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Impairment Allowances (Specific ACL), beginning of period	99	76	71	62	315	338	-	-	485	476
Amounts written off	(41)	(55)	(309)	(383)	(165)	(195)	-	-	(515)	(633)
Recoveries of amounts written off in previous periods	21	8	80	72	249	261	-	-	350	341
Charge to Income Statement (Specific PCL)	31	64	246	320	(16)	(32)	-	-	261	352
Foreign exchange and other movements	(8)	(12)	(9)	(3)	13	15	-	-	(4)	-
Specific ACL, end of period	102	81	79	68	396	387	-	-	577	536
Collective ACL, beginning of period	88	47	622	624	756	759	19	30	1,485	1,460
Charge to income statement (Collective PCL)	(3)	3	16	(11)	(21)	(15)	8	(7)	-	(30)
Foreign exchange and other movements	2	-	2	-	32	7	-	-	36	7
Collective ACL, end of period	87	50	640	613	767	751	27	23	1,521	1,437
Total ACL	189	131	719	681	1,163	1,138	27	23	2,098	1,973
Comprised of: Loans	169	116	719	681	935	905	27	23	1,850	1,725
Other credit instruments	20	15	-	-	228	233	-	-	248	248

Interest income on impaired loans of $28 million and $64 million was recognized for the three and six months ended April 30, 2014, respectively. ($35 million and $69 million for the three and six months ended April 30, 2013, respectively).

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessionary modifications to the contractual terms of the loan and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with a similar term, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant concessions or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $438 million as at April 30, 2014 ($388 million as at October 31, 2013). Renegotiated loans of $186 million were classified as performing as at April 30, 2014 ($155 million as at October 31, 2013). Renegotiated loans of $2 million were written off in the quarter ended April 30, 2014 ($59 million in the year ended October 31, 2013).

FDIC Covered Loans

Certain loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and six months ended April 30, 2014, we recorded net provisions for credit losses of $2 million and $1 million, respectively, related to AMCORE loans (net provisions for credit losses of $5 million and net recoveries of $9 million, respectively, for the three and six months ended April 30, 2013). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

BMO Financial Group Second Quarter Report 2014 • 39

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and six months ended April 30, 2014 was $9 million and $17 million, respectively ($16 million and $30 million for the three and six months ended April 30, 2013, respectively). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income. The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and six months ended April 30, 2014 was $4 million and $4 million, respectively, in provision for credit losses and $nil and $6 million in net interest income respectively ($nil and $nil in provision for credit losses and $35 million and $105 million in net interest income, respectively, for the three and six months ended April 30, 2013).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three and six months ended April 30, 2014 was $11 million and $25 million, respectively ($34 million and $70 million, respectively, for the three and six months ended April 30, 2013).

As performing loans are repaid, the related remaining unamortized credit marks are recorded as net interest income during the period in which the cash is received. The impact to net interest income as a result of repayments for the three and six months ended April 30, 2014 was $44 million and $89 million, respectively ($68 million and $133 million, respectively, for the three and six months ended April 30, 2013).

Actual specific provisions for credit losses relating to these performing loans will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The total specific provision for credit losses impact for purchased performing loans for the three and six months ended April 30, 2014 was $21 million and $55 million, respectively ($65 million and $147 million, respectively, for the three and six months ended April 30, 2013).

As at April 30, 2014 the remaining amount of purchased performing loans on the balance sheet was $15.5 billion ($16.6 billion as at October 31, 2013). As at April 30, 2014, the remaining credit mark on performing term loans, revolving loans and other performing loans was $350 million, $122 million and $3 million, respectively ($425 million, $156 million, and $6 million, respectively as at October 31, 2013). Of the total credit mark for performing loans of $475 million, $267 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $208 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI Loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and six month periods ended April 30, 2014 was $45 million and $162 million recovery of specific provision for credit losses ($107 million and $166 million recovery for the three and six months ended April 30, 2013).

As at April 30, 2014, the remaining amount of purchased credit impaired loans on the balance sheet was $0.6 billion ($0.7 billion as at October 31, 2013). As at April 30, 2014, the remaining credit mark related to purchased credit impaired loans was $12 million ($128 million as at October 31, 2013).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall and Ilsley Corporation (“M&I”) we recorded a liability related to unfunded commitments and letters of credit.

As at April 30, 2014, the remaining credit mark on unfunded commitments and letters of credit acquired was $7 million ($15 million as at October 31, 2013).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, debt securities, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and non-trading (structural) banking activities.

40 • BMO Financial Group Second Quarter Report 2014

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss in the event that we are unable to meet our financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at April 30, 2014 are outlined in the Risk Management section on pages 26 to 32 of Management’s Discussion and Analysis of the Second Quarter 2014 Report to Shareholders.

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $13,489 million as at April 30, 2014 ($13,470 million as at October 31, 2013). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at April 30, 2014, $45 million ($41 million as at October 31, 2013) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $5,201 million as at April 30, 2014 ($4,512 million as at October 31, 2013). As at April 30, 2014, $85 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($145 million as at October 31, 2013).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facility

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $119 million as at April 30, 2014 ($232 million as at October 31, 2013). No amounts were drawn as at April 30, 2014 or October 31, 2013.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $11,972 million as at April 30, 2014 ($13,288 million as at October 31, 2013). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $104 million as at April 30, 2014 ($102 million as at October 31, 2013).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. We also have a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In

BMO Financial Group Second Quarter Report 2014 • 41

connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5,202 million as at April 30, 2014 ($4,778 million as at October 31, 2013). No amount was included in our Consolidated Balance Sheet as at April 30, 2014 and October 31, 2013 related to these indemnifications.

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		April 30, 2014 (1) (2)		October 31, 2013
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	10,206		9,956
	10,206		9,956
Other related assets	6,591		8,660
Total	16,797	16,471	18,616	18,235
(1)	The fair value of the securitized assets is $16,924 million and the fair value of the associated liabilities is $16,735 million, for a net position of $189 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	During the three and six months ended April 30, 2014, we sold $856 million and $2,016 million of loans to third-party securitization programs ($1,893 million and $3,329 million for the three and six months ended April 30, 2013).

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

Note 7: Structured Entities

On-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are summarized in the table below:

(Canadian $ in millions)			April 30, 2014			October 31, 2013
	Capital and funding vehicles	Canadian customer securitization vehicles (2)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (2)	Structured finance vehicles
Cash and cash equivalents	9	-	-	8	-	-
Trading securities	2	16	11,345	2	13	12,120
Available-for-sale securities	-	849	-	-	721	-
Other	-	-	221	-	-	119
	11	865	11,566	10	734	12,239
Deposits	1,263	-	6,085	1,254	-	6,584
Derivatives	-	-	912	-	-	985
Other	20	-	4,553	20	-	4,582
	1,283	-	11,550	1,274	-	12,151
Exposure to loss
Securities held	2	865	11,345	2	734	12,116
Drawn facilities	12	-	-	12	-	-
Undrawn facilities (1)	43	4,310	na	43	3,866	na
Derivative assets	-	-	-	-	-	-
	57	5,175	11,345	57	4,600	12,116
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. The majority of the backstop liquidity facilities provided to our Canadian customer securitization vehicles did not relate to credit support as at April 30, 2014 and October 31, 2013.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

na—not applicable

42 • BMO Financial Group Second Quarter Report 2014

On-balance sheet amounts and maximum exposure to loss related to structured entities that are consolidated are summarized in the table below. All intercompany balances and transactions between us and the consolidated structured entities are eliminated upon consolidation.

(Canadian $ in millions)	April 30, 2014						October 31, 2013
	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle	Structured investment vehicles	Capital and funding vehicles	(3)	Bank securitization vehicle	U.S. customer securitization vehicle	Credit protection vehicle	(1)	Structured investment vehicles	(2)	Capital and funding vehicles	(3)

Cash and cash equivalents	-	27	394	7	799		-	370	1,430		7		311
Trading securities	-	-	-	-	-		-	-	-		-		-
Available-for-sale securities	-	-	-	-	-		-	-	-		-		-
Loans	6,964	3,579	-	-	18,964		7,190	3,537	-		-		20,717
Other	34	3	-	-	37		25	3	-		-		40
	6,998	3,609	394	7	19,800		7,215	3,910	1,430		7		21,068
Deposits	-	3,295	-	-	-		-	3,578	-		-		-
Other	4,945	4	162	7	18		4,328	2	530		7		18
	4,945	3,299	162	7	18		4,328	3,580	530		7		18
Exposure to loss
Securities held	1,658	-	252	-	840		1,499	-	922		-		840
Drawn facilities	-	242	-	-	17,247		-	264	-		-		18,595
Undrawn facilities	-	5,361	-	-	7,907		-	4,417	-		-		8,455
Derivative assets	-	-	14	-	76		-	-	20		-		84
	1,658	5,603	266	-	26,070		1,499	4,681	942		-		27,974
(1)	During the year ended October 31, 2013, the senior funding facility provided to our credit protection vehicle was terminated.
(2)	During the year ended October 31, 2013, Links Finance Corporation sold its remaining assets and fully repaid our liquidity facility.
(3)	The loans balance primarily consists of mortgages transferred to our covered bonds programs. Mortgages in excess of the amount of covered bonds outstanding plus the minimum required over-collateralization amounts under these programs are readily available to the bank. The undrawn facilities also primarily relate to our covered bond programs; the bank retains the authority to determine whether the facilities are utilized.

Note 8: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over 18 months after the acquisition date. During the quarter ended April 30, 2014, we paid $6 million of the contingent consideration, plus accrued interest. Acquisition-related costs of $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income for the year ended October 31, 2013. This acquisition is predominantly of the Aver loan portfolio which provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our Canadian P&C reporting segment. The acquisition was accounted for as a business combination.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, we completed the acquisition of an Asian-based wealth management business for cash consideration of $33 million. During 2013, the purchase price increased to $34 million due to a post-closing adjustment based upon working capital. In 2013, acquisition costs of $4 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. AWMB is part of our Wealth Management reporting segment.

BMO Financial Group Second Quarter Report 2014 • 43

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		2013
	Aver	AWMB
Cash resources	-	434
Loans	232	310
Premises and equipment	-	1
Goodwill	20	17
Intangible assets	16	17
Other assets	3	2
Total assets	271	781
Deposits	-	746
Other liabilities	1	1
Total liabilities	1	747
Purchase price	270	34

F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc (“F&C”), an investment manager based in the United Kingdom, for cash consideration of £712 million. Included in non-interest expense, other in our Consolidated Income Statement are acquisition costs of $5 million and $11 million incurred in the three months and six months ended April 30, 2014, respectively. We are finalizing the fair value adjustments to the net assets acquired and will include a purchase price equation in our third quarter financial statements. This acquisition enables us to enhance our investment platform capabilities and provides opportunities to service wealth markets in the United Kingdom and the rest of Europe.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

There were no write-downs of goodwill due to impairment during the three and six months ended April 30, 2014 and the year ended October 31, 2013.

A continuity of our goodwill by cash generating unit for the quarter ended April 30, 2014 and the year ended October 31, 2013 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking									Wealth Management			BMO Capital Markets		Total
	Canadian P&C		U.S. P&C		Total	Client Investing		Global Asset Management		Private Banking		Insurance		Total
Goodwill as at October 31, 2012	48		2,594		2,642	68		381		357		2		808	194		3,644
Acquisitions during the year	20		-		20	-		-		17		-		17	-		37
Other (1)	1		108		109	-		7		17		-		24	5		138
Goodwill as at October 31, 2013	69		2,702		2,771	68		388		391		2		849	199		3,819
Acquisitions during the period	-		-		-	-		-		-		-		-	-		-
Other (1)	(1)		139		138	-		10		19		-		29	8		175
Goodwill as at April 30, 2014	68	(2)	2,841	(3)	2,909	68	(4)	398	(5)	410	(6)	2	(7)	878	207	(8)	3,994
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club, and Aver Media LP. On November 1, 2013 we adopted IFRS 11. Goodwill of $73 million related to our joint venture is now included in the equity investment balance in other equity securities.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., M&I, CTC Consulting LLC and AWMB.
(7)	Relates to AIG.
(8)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

44 • BMO Financial Group Second Quarter Report 2014

Note 10: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing		Non-interest bearing		Payable after notice		Payable on a fixed date (3)		Total
	April 30, 2014	October 31, 2013	April 30, 2014	October 31, 2013	April 30, 2014	October 31, 2013	April 30, 2014	October 31, 2013	April 30, 2014	October 31, 2013
Deposits by:
Banks	1,225	679	924	928	2,543	4,076	17,915	14,908	22,607	20,591
Businesses and governments	12,596	13,947	28,430	23,535	54,403	54,178	143,486	130,686	238,915	222,346
Individuals	2,618	2,579	12,176	11,448	73,669	69,853	44,022	41,552	132,485	125,432
Total (1) (2)	16,439	17,205	41,530	35,911	130,615	128,107	205,423	187,146	394,007	368,369
Booked in:
Canada	14,753	15,440	26,659	25,601	75,644	76,414	113,746	109,574	230,802	227,029
United States	1,122	1,153	14,771	10,211	54,508	51,262	70,198	59,800	140,599	122,426
Other countries	564	612	100	99	463	431	21,479	17,772	22,606	18,914
Total	16,439	17,205	41,530	35,911	130,615	128,107	205,423	187,146	394,007	368,369
(1)	Includes structured notes designated at fair value through profit loss.
(2)	As at April 30, 2014 and October 31, 2013, total deposits payable on a fixed date included $23,148 million and $19,496 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2014 and October 31, 2013 are $197,628 million and $176,236 million, respectively, of deposits denominated in U.S. dollars, and $7,472 million and $4,822 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $181,395 million of deposits, each greater than one hundred thousand dollars, of which $94,593 million were booked in Canada, $65,322 million were booked in the United States and $21,480 million were booked in other countries ($161,941 million, $89,378 million, $54,791 million and $17,772 million, respectively, as at October 31, 2013). Of the $94,593 million of deposits booked in Canada $30,954 million mature in less than three months, $5,712 million mature in three to six months, $8,809 million mature in six to twelve months and $49,118 million mature after twelve months ($89,378 million, $31,304 million, $4,079 million, $6,861 million and $47,134 million, respectively, as at October 31, 2013). We have net unencumbered liquid assets of $170,457 million to support these and other deposit liabilities ($160,641 million as at October 31, 2013).

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

—	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
—	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at April 30, 2014, we had borrowed $1,034 million of federal funds ($181 million as at October 31, 2013).
—	Commercial paper, which totalled $5,100 million as at April 30, 2014 ($4,753 million as at October 31, 2013).
—	Covered bonds, which totalled $8,329 million as at April 30, 2014 ($7,964 million as at October 31, 2013).

Note 11: Share Capital

On April 23, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Preferred Shares Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 25, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 4.00% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.33%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 28, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Share Series 28 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the then 3-month Government of Canada Treasury Bill yield plus 2.33%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25.00 on the earliest redemption date and every fifth year thereafter. The shares include a non-viability contingent capital provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is or is about to become no longer viable or if the bank accepts a capital injection or equivalent support from the government to avoid non-viability.

During the quarter ended April 30, 2014, we redeemed all of our Non-cumulative Class B Preferred Shares Series 18, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On April 16, 2014, we announced our intention to redeem all of our Non-cumulative Class B Preferred Shares Series 21 on May 25, 2014 at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On February 1, 2014, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will periodically consult with OSFI before making purchases under the bid. During the six months ended April 30, 2014, we did not repurchase any shares under this, or our previous, normal course issuer bid, which ended January 31, 2014. During the six months ended April 30, 2013, we repurchased 4 million common shares at an average cost of $63.58 per share, totaling $254 million.

During the quarter ended April 30, 2013, we redeemed all of our Non-cumulative Class B Preferred Shares Series 5, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

BMO Financial Group Second Quarter Report 2014 • 45

During the quarter ended April 30, 2013, we redeemed all of the outstanding 7 3/8% Non-cumulative Exchangeable Preferred Stock, Series A, issued by one of our subsidiaries at a redemption price equal to US$25 per share for an aggregate redemption of US$250 million, plus unpaid dividends up to the date of redemption. Prior to the redemption, these preferred shares were reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. We recognized a gain of $107 million in contributed surplus related to foreign exchange on redemption of preferred shares.

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2014		October 31,2013
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares—Classified as Liabilities
Class B – Series 27	20,000,000	500	-	-	preferred shares – class B – series 28	(2)
Preferred Shares—Classified as Equity
Class B – Series 13	14,000,000	350	14,000,000	350
Class B – Series 14	10,000,000	250	10,000,000	250
Class B – Series 15	10,000,000	250	10,000,000	250
Class B – Series 16	6,267,391	157	6,267,391	157	preferred shares – class B – series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	preferred shares – class B – series 16	(2)
Class B – Series 18	-	-	6,000,000	150	preferred shares – class B – series 19	(2)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares – class B – series 22	(2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares – class B – series 24	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares – class B – series 26	(2)
		2,115		2,265
Common Shares (3)	645,231,226	12,071	644,129,945	12,003
Share Capital		14,186		14,268
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2013 on pages 163 to 167 of our 2013 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The stock options issued under the stock option plan are convertible into 14,825,684 common shares as at April 30, 2014 (15,801,966 common shares as at October 31, 2013).

Note 12: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at April 30, 2014. Our capital position as at April 30, 2014 is detailed in the Capital Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 13: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2014 and 2013. During the six months ended April 30, 2014, we granted a total of 1,618,223 stock options (2,003,446 stock options during the six months ended April 30, 2013). The weighted-average fair value of options granted during the six months ended April 30, 2014 was $6.36 per option ($5.29 per option for the six months ended April 30, 2013).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2014	April 30, 2013
Expected dividend yield	5.0%	6.0%-6.2%
Expected share price volatility	16.4%	18.1%-18.6%
Risk-free rate of return	2.5%-2.6%	1.7%-1.9%
Expected period until exercise (in years)	6.5-7.0	5.5-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Benefits earned by employees	59	59	7	7
Net interest cost (income)	(3)	1	12	12
Administrative expenses and taxes	2	2	-	-
Defined benefits expense	58	62	19	19
Canada and Quebec pension plan expense	23	25	-	-
Defined contribution expense	2	3	-	-
Total pension and other employee future benefit expenses	83	90	19	19

46 • BMO Financial Group Second Quarter Report 2014

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Benefits earned by employees	119	117	13	13
Net interest cost (income)	(5)	2	25	24
Administrative expenses and taxes	3	3	-	-
Defined benefits expense	117	122	38	37
Canada and Quebec pension plan expense	39	41	-	-
Defined contribution expense	4	5	-	-
Total pension and other employee future benefit expenses	160	168	38	37

Note 14: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Net income attributable to Bank shareholders	1,062	944	2,110	1,962
Dividends on preferred shares	(27)	(28)	(55)	(61)
Net income available to common shareholders	1,035	916	2,055	1,901
Average number of common shares outstanding (in thousands)	644,881	651,296	644,654	651,371
Basic earnings per share (Canadian $)	1.61	1.41	3.19	2.92

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2014	April 30, 2013	April 30, 2014	April 30, 2013
Net income available to common shareholders adjusted for dilution effect	1,035	916	2,055	1,901
Average number of common shares outstanding (in thousands)	644,881	651,296	644,654	651,371
Stock options potentially exercisable (1)	11,281	11,376	11,285	9,100
Common shares potentially repurchased	(8,954)	(9,899)	(8,979)	(7,769)
Average diluted number of common shares outstanding (in thousands)	647,208	652,773	646,960	652,702
Diluted earnings per share (Canadian $)	1.60	1.40	3.18	2.91
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,793,254 and 1,805,965 with a weighted-average exercise price of $235.33 and $235.28, respectively, for the three and six months ended April 30, 2014 (2,747,755 and 4,942,069 with a weighted-average exercise price of $201.73 and $140.27, respectively, for the three and six months ended April 30, 2013) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of

BMO Financial Group Second Quarter Report 2014 • 47

other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as adjusted operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) serves personal and commercial banking customers through an integrated national network of BMO Bank of Montreal branches, automated banking machines (“ABMs”), telephone, mobile and online banking, along with the expertise of our mortgage specialists and financial planners. Personal banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. Commercial banking provides our small business, medium-sized enterprise and mid-market banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services to individuals and small and mid-sized business customers. Our retail and small and mid-sized business banking customers are served through our network of BMO Harris Bank branches, call centre, online and mobile banking platforms and ABMs across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. Wealth Management (“WM”) operates in both Canada and the United States, as well as in select global markets including Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) provides capital-raising, strategic advisory and risk management, and integrated sales, trading and research services to corporate, institutional, and government clients in Canada, the United States and select international locations.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts, certain acquisition integration costs, restructuring costs, run-off structured credit activities and adjustments to the collective allowance for credit losses.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the annual consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below. Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to current presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The offset to the operating groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for

48 • BMO Financial Group Second Quarter Report 2014

managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)

For the three months ended April 30, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total
Net interest income	1,150	614	135	328	(164)		2,063
Non-interest revenue	410	149	743	625	51		1,978
Total Revenue	1,560	763	878	953	(113)		4,041
Provision for credit losses	133	50	2	(4)	(19)		162
Amortization	37	42	23	12	67		181
Non-interest expense	747	456	607	569	34		2,413
Income before taxes and non-controlling interest in subsidiaries	643	215	246	376	(195)		1,285
Provision for income taxes	163	60	52	71	(137)		209
Reported net income	480	155	194	305	(58)		1,076
Non-controlling interest in subsidiaries	-	-	-	-	14		14
Net Income attributable to bank shareholders	480	155	194	305	(72)		1,062
Average Assets	189,514	72,940	23,589	265,154	43,563		594,760

For the three months ended April 30, 2013	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total
Net interest income	1,085	583	133	289	39		2,129
Non-interest revenue	388	141	630	551	54		1,764
Total Revenue	1,473	724	763	840	93		3,893
Provision for credit losses	153	55	1	(6)	(59)		144
Amortization	36	42	21	11	61		171
Non-interest expense	728	419	566	500	166		2,379
Income before taxes and non- controlling interest in subsidiaries	556	208	175	335	(75)		1,199
Provision for income taxes	135	57	35	74	(64)		237
Reported net income	421	151	140	261	(11)		962
Non-controlling interest in subsidiaries	-	-	-	-	18		18
Net Income attributable to bank shareholders	421	151	140	261	(29)		944
Average Assets	174,521	63,567	22,103	250,970	43,738		554,899

(Canadian $ in millions)

For the six months ended April 30, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total
Net interest income	2,344	1,220	275	589	(252)		4,176
Non-interest revenue	818	291	1,470	1,338	70		3,987
Total Revenue	3,162	1,511	1,745	1,927	(182)		8,163
Provision for credit losses	274	69	1	(5)	(78)		261
Amortization	75	86	44	25	131		361
Non-interest expense	1,522	913	1,230	1,165	87		4,917
Income before taxes and non-controlling interest in subsidiaries	1,291	443	470	742	(322)		2,624
Provision for income taxes	327	122	101	160	(223)		487
Reported net income	964	321	369	582	(99)		2,137
Non-controlling interest in subsidiaries	-	-	-	-	27		27
Net Income attributable to bank shareholders	964	321	369	582	(126)		2,110
Average Assets	188,679	70,838	23,340	260,093	44,387		587,337

For the six months ended April 30, 2013	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total
Net interest income	2,208	1,170	269	578	152		4,377
Non-interest revenue	768	297	1,272	1,157	54		3,548
Total Revenue	2,976	1,467	1,541	1,735	206		7,925
Provision for credit losses	281	87	3	(21)	(28)		322
Amortization	72	85	41	22	121		341
Non-interest expense	1,472	833	1,117	1,013	344		4,779
Income before taxes and non- controlling interest in subsidiaries	1,151	462	380	721	(231)		2,483
Provision for income taxes	283	132	78	162	(170)		485
Reported net income	868	330	302	559	(61)		1,998
Non-controlling interest in subsidiaries	-	-	-	-	36		36
Net Income attributable to bank shareholders	868	330	302	559	(97)		1,962
Average Assets	172,910	62,968	21,668	251,955	44,965		554,466
(1)	Corporate Services includes Technology and Operations.

BMO Financial Group Second Quarter Report 2014 • 49

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2014	Canada	United States	Other countries	Total
Net interest income	1,322	702	39	2,063
Non-interest revenue	1,301	583	94	1,978
Total Revenue	2,623	1,285	133	4,041
Provision for credit losses	138	25	(1)	162
Amortization	107	70	4	181
Non-interest expense	1,414	908	91	2,413
Income before taxes and non-controlling interest in subsidiaries	964	282	39	1,285
Provision for income taxes	172	56	(19)	209
Reported net income	792	226	58	1,076
Non-controlling interest in subsidiaries	14	-	-	14
Net Income attributable to bank shareholders	778	226	58	1,062
Average Assets	369,650	203,548	21,562	594,760

For the three months ended April 30, 2013	Canada	United States	Other countries	Total
Net interest income	1,295	823	11	2,129
Non-interest revenue	1,222	443	99	1,764
Total Revenue	2,517	1,266	110	3,893
Provision for credit losses	170	(26)	-	144
Amortization	101	66	4	171
Non-interest expense	1,449	865	65	2,379
Income before taxes and non-controlling interest in subsidiaries	797	361	41	1,199
Provision for income taxes	137	108	(8)	237
Reported net income	660	253	49	962
Non-controlling interest in subsidiaries	13	5	-	18
Net Income attributable to bank shareholders	647	248	49	944
Average Assets	339,113	195,506	20,280	554,899

(Canadian $ in millions)
For the six months ended April 30, 2014	Canada	United States	Other countries	Total
Net interest income	2,667	1,431	78	4,176
Non-interest revenue	2,627	1,167	193	3,987
Total Revenue	5,294	2,598	271	8,163
Provision for credit losses	269	(6)	(2)	261
Amortization	213	140	8	361
Non-interest expense	2,956	1,789	172	4,917
Income before taxes and non-controlling interest in subsidiaries	1,856	675	93	2,624
Provision for income taxes	350	152	(15)	487
Reported net income	1,506	523	108	2,137
Non-controlling interest in subsidiaries	27	-	-	27
Net Income attributable to bank shareholders	1,479	523	108	2,110
Average Assets	368,071	198,154	21,112	587,337

For the six months ended April 30, 2013	Canada	United States	Other countries	Total
Net interest income	2,640	1,712	25	4,377
Non-interest revenue	2,444	903	201	3,548
Total Revenue	5,084	2,615	226	7,925
Provision for credit losses	303	20	(1)	322
Amortization	202	133	6	341
Non-interest expense	2,888	1,762	129	4,779
Income before taxes and non-controlling interest in subsidiaries	1,691	700	92	2,483
Provision for income taxes	317	173	(5)	485
Reported net income	1,374	527	97	1,998
Non-controlling interest in subsidiaries	26	10	-	36
Net Income attributable to bank shareholders	1,348	517	97	1,962
Average Assets	343,260	190,614	20,592	554,466

50 • BMO Financial Group Second Quarter Report 2014

Note 16: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements for the year ended October 31, 2013 on pages 178 to 184 for further discussion on the determination of fair value.

(Canadian $ in millions)			April 30, 2014			October 31, 2013
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	35,082	35,082	-	26,089	26,089	-
Interest bearing deposits with banks	7,069	7,069	-	6,518	6,518	-
Securities	144,610	146,166	1,556	135,800	137,322	1,522
Securities borrowed or purchased under resale agreements	51,981	51,981	-	39,799	39,799	-
Loans
Residential mortgages	97,632	97,640	8	96,392	95,944	(448)
Consumer instalment and other personal	64,571	63,871	(700)	63,640	62,770	(870)
Credit cards	7,953	7,695	(258)	7,870	7,619	(251)
Businesses and governments	116,492	114,916	(1,576)	104,585	103,268	(1,317)
	286,648	284,122	(2,526)	272,487	269,601	(2,886)
Customers’ liability under acceptances	9,906	9,858	(48)	8,472	8,437	(35)
Allowance for credit losses (1)	(1,850)	-	1,850	(1,665)	-	1,665
Total loans and customers’ liability under acceptances, net of allowance for credit losses	294,704	293,980	(724)	279,294	278,038	(1,256)
Derivative instruments	28,859	28,859	-	30,259	30,259	-
Premises and equipment	2,172	2,172	-	2,168	2,168	-
Goodwill	3,994	3,994	-	3,819	3,819	-
Intangible assets	1,554	1,554	-	1,511	1,511	-
Current tax assets	800	800	-	1,065	1,065	-
Deferred tax assets	2,927	2,927	-	3,027	3,027	-
Other assets	8,293	8,293	-	7,695	7,695	-
	582,045	582,877	832	537,044	537,310	266
Liabilities
Deposits	394,007	394,160	153	368,369	368,521	152
Derivative instruments	30,279	30,279	-	31,974	31,974	-
Acceptances	9,906	9,906	-	8,472	8,472	-
Securities sold but not yet purchased	24,350	24,350	-	22,446	22,446	-
Securities lent or sold under repurchase agreements	46,125	46,125	-	28,884	28,884	-
Current tax liabilities	146	146	-	438	438	-
Deferred tax liabilities	71	71	-	107	107	-
Other liabilities	39,871	40,215	344	41,179	41,457	278
Subordinated debt	3,965	4,202	237	3,996	4,217	221
Preferred Share Liability	493	511	18	-	-	-
Shareholders’ equity	32,832	32,832	-	31,179	31,179	-
	582,045	582,797	752	537,044	537,695	651
Total fair value adjustment			80			(385)
(1)	Allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $13 million and $25 million, respectively for the three and six months ended April 30, 2014 (a decrease of $19 million and $11 million, respectively, for the three and six months ended April 30, 2013). This includes a decrease of $39 million and $37 million, respectively, for the three and six months ended April 30, 2014 attributable to changes in our credit spread (a decrease of $21 million and $35 million, respectively, for the three and six months ended April 30, 2013). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to April 30, 2014 was an unrealized loss of $89 million. We may enter into positions to manage the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at April 30, 2014 were $7,241 million and $7,316 million, respectively ($5,928 million and $6,028 million, respectively, as at October 31, 2013). These structured notes are recorded in Deposits in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2014 • 51

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis and the change in fair value for both items is recorded in non-interest revenue, insurance income. The fair value of these investments as at April 30, 2014 of $6,109 million ($5,766 million as at October 31, 2013) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $71 million and $227 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2014 (an increase of $156 million and $110 million, respectively, for the three and six months ended April 30, 2013). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at April 30, 2014 of $345 million ($329 million as at October 31, 2013) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $5 million and $13 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2014 (a decrease of $13 million and a decrease of $18 million, respectively, for the three and six months ended April 30, 2013). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at April 30, 2014 of $145 million ($511 million as at October 31, 2013) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in an increase of $1 million and $1 million in non-interest revenue, trading revenues, respectively, for the three and six months ended April 30, 2014 (a decrease of $1 million and $12 million, respectively, for the three and six months ended April 30, 2013).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2014 of $494 million ($488 million as at October 31, 2013) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, securities gains, other than trading of $14 million and $8 million, respectively, for the three and six months ended April 30, 2014 (a decrease of $4 million and a decrease of $15 million, respectively, for the three and six months ended April 30, 2013).

52 • BMO Financial Group Second Quarter Report 2014

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	April 30, 2014			October 31, 2013

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,806	1,133	-	9,913	911	-
Canadian provincial and municipal governments	2,092	3,930	-	1,988	3,723	-
U.S. federal government	6,468	-	-	5,903	-	-
U.S. states, municipalities and agencies	2	810	82	-	681	78
Other governments	190	16	-	132	4	-
Mortgage-backed securities and collateralized mortgage obligations	140	685	-	165	487	-
Corporate debt	3,035	8,248	663	2,800	7,465	822
Corporate equity	33,865	11,261	-	28,073	12,014	-
	55,598	26,083	745	48,974	25,285	900
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	11,167	4	-	13,111	4	-
Canadian provincial and municipal governments	1,498	2,270	-	1,941	1,757	-
U.S. federal government	3,104	-	-	4,660	-	-
U.S. states, municipalities and agencies	9	5,458	1	3	5,388	1
Other governments	4,315	2,021	-	3,992	2,171	-
Mortgage-backed securities and collateralized mortgage obligations	1,228	8,703	-	1,901	6,904	-
Corporate debt	5,400	5,073	10	5,340	4,947	30
Corporate equity	430	126	1,066	460	151	949
	27,151	23,655	1,077	31,408	21,322	980
Other Securities	-	-	494	-	-	488
Fair Value Liabilities
Securities sold but not yet purchased	21,317	3,033	-	20,024	2,422	-
Structured note liabilities and other note liabilities	-	7,386	-	-	6,439	-
Annuity liabilities	-	345	-	-	329	-
	21,317	10,764	-	20,024	9,190	-
Derivative Assets
Interest rate contracts	11	18,938	-	7	22,215	-
Foreign exchange contracts	10	7,974	-	9	6,663	-
Commodity contracts	903	189	-	673	66	-
Equity contracts	28	729	-	16	520	-
Credit default swaps	-	55	22	-	62	28
	952	27,885	22	705	29,526	28
Derivative Liabilities
Interest rate contracts	9	17,801	-	8	21,516	-
Foreign exchange contracts	6	8,708	-	5	6,443	-
Commodity contracts	566	83	-	695	138	-
Equity contracts	80	2,922	-	70	2,997	-
Credit default swaps	-	88	16	-	83	19
	661	29,602	16	778	31,177	19

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Second Quarter Report 2014 • 53

Quantitative Information about Level 3 Fair Value Measurements

The table below presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values and ranges of unobservable inputs used in the valuations.

		Fair value				Range of input values (2)
As at April 30, 2014 (Canadian $ in millions, except as noted) (1)	Reporting line in fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Low	High
Securities
Private equity (3)	Corporate equity	1,066	-	Net Asset Value	Net Asset Value	n/a	n/a
				EV/EBITDA	Multiple	6.1x	14.3x

CLO Securities (4)	Corporate debt	673	-	Discounted Cash Flow Model	Yield/Discount Margin	1.50%	1.50%

Merchant banking securities	Other	494	-	Net Asset Value	Net Asset Value	n/a	n/a

				EV/EBITDA	Multiple	3.9x	9.2x
(1)	Comparative information relating to periods before November 1, 2013 is not required.
(2)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(3)	Included in private equity is $584 million of United States Federal Reserve Bank and Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.
(4)	Includes both trading and available-for-sale instruments.

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of our security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets/securities we hold. The EV/EBITDA multiple is determined using judgement considering factors such as multiples for comparable listed companies, recent transactions, company specific factors, and liquidity discounts to account for the lack of active trading in these assets/securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement. A discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at April 30, 2014 for significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below. A sensitivity analysis was not performed on the significant Level 3 categories of private equity investments and merchant banking securities because we do not use models in the valuation of these instruments.

Within Level 3 trading securities is corporate debt of $663 million that relates to securities that are hedged with credit default swaps that are also Level 3 instruments. Within Level 3 derivative assets and derivative liabilities as at April 30, 2014 was $22 million and $16 million, respectively, related to the mark-to-market of credit default swaps on structured products. We have determined the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the deal. As at April 30, 2014, the impact of assuming a 10 basis point increase or decrease in the discount margin would result in $1 million decrease and increase in fair value, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the more significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2014.

During the three months ended April 30, 2014, there were no transfers into or out of Level 3. During the six months ended April 30, 2014, $15 million of trading securities were transferred from Level 3 to Level 2 as market information became available for certain corporate debt securities.

54 • BMO Financial Group Second Quarter Report 2014

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2014, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value

For the three months ended April 30, 2014	Balance January 31, 2014	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2014	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	83	(1)	-	-	-	-	-	-	82	(1)
Corporate debt	744	(9)	-	-	(5)	(67)	-	-	663	(8)
Total trading securities	827	(10)	-	-	(5)	(67)	-	-	745	(9)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	2	-	(1)	-	-	-	-	-	1	-
Corporate debt	12	-	-	-	(2)	-	-	-	10	1
Corporate equity	1,066	(10)	(2)	16	(4)	-	-	-	1,066	(2)
Total available-for-sale securities	1,080	(10)	(3)	16	(6)	-	-	-	1,077	(1)
Other Securities	501	22	-	4	(33)	-	-	-	494	22
Derivative Assets
Credit default swaps	26	(4)	-	-	-	-	-	-	22	(3)
Derivative Liabilities
Credit default swaps	18	(2)	-	-	-	-	-	-	16	(1)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2014 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2014 are included in Accumulated Other Comprehensive Income.

		Change in fair value

For the six months ended April 30, 2014	Balance October 31, 2013	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2014	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	78	4	-	-	-	-	-	-	82	4
Corporate debt	822	51	-	-	(60)	(135)	-	(15)	663	53
Total trading securities	900	55	-	-	(60)	(135)	-	(15)	745	57
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate debt	30	(1)	-	-	(19)	-	-	-	10	2
Corporate equity	949	(16)	59	90	(16)	-	-	-	1,066	59
Total available-for-sale securities	980	(17)	59	90	(35)	-	-	-	1,077	61
Other Securities	488	30	-	72	(96)	-	-	-	494	30
Derivative Assets
Credit default swaps	28	(6)	-	-	-	-	-	-	22	(6)
Derivative Liabilities
Credit default swaps	19	(3)	-	-	-	-	-	-	16	(3)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2014 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2014 are included in Accumulated Other Comprehensive Income.

BMO Financial Group Second Quarter Report 2014 • 55

Note 17: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 92-94 of our 2013 Annual Report.

(Canadian $ in millions)										April 30, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	34,299	-	-	-	-	-	-	-	783	35,082
Interest bearing deposits with banks	4,825	1,758	323	94	69	-	-	-	-	7,069
Securities
Trading securities	923	1,385	1,219	810	1,128	7,086	8,933	15,817	45,125	82,426
Available-for-sale securities	1,505	671	545	376	831	7,114	27,839	11,381	1,621	51,883
Held-to-maturity securities	-	-	-	-	120	1,161	4,755	3,282	-	9,318
Other securities	-	-	-	-	-	18	31	21	913	983
Total securities	2,428	2,056	1,764	1,186	2,079	15,379	41,558	30,501	47,659	144,610
Securities borrowed or purchased under resale agreements	35,920	11,228	3,862	202	639	130	-	-	-	51,981
Loans
Residential mortgages	1,778	2,793	3,535	2,774	4,164	20,192	53,422	8,974	-	97,632
Consumer instalment and other personal	385	626	740	742	1,042	5,870	22,492	9,244	23,430	64,571
Credit cards	-	-	-	-	-	-	-	-	7,953	7,953
Businesses and governments	8,572	10,260	3,512	3,132	9,519	9,922	35,074	6,664	29,837	116,492
Customers’ liability under acceptances	8,222	1,684	-	-	-	-	-	-	-	9,906
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,850)	(1,850)
Total loans and acceptances, net of allowance	18,957	15,363	7,787	6,648	14,725	35,984	110,988	24,882	59,370	294,704
Other Assets
Derivative instruments
Interest rate contracts	40	162	166	298	482	2,074	6,848	8,879	-	18,949
Foreign exchange contracts	1,174	741	391	309	364	1,432	2,105	1,468	-	7,984
Commodity contracts	86	168	227	219	86	171	99	36	-	1,092
Equity contracts	127	105	59	129	45	132	160	-	-	757
Credit contracts	-	1	1	1	1	3	54	16	-	77
Total derivative assets	1,427	1,177	844	956	978	3,812	9,266	10,399	-	28,859
Premises and equipment	-	-	-	-	-	-	-	-	2,172	2,172
Goodwill	-	-	-	-	-	-	-	-	3,994	3,994
Intangible assets	-	-	-	-	-	-	-	-	1,554	1,554
Current tax assets	-	-	-	-	-	-	-	-	800	800
Deferred tax assets	-	-	-	-	-	-	-	-	2,927	2,927
Other	1,300	221	167	2	-	-	134	3,599	2,870	8,293
Total other assets	2,727	1,398	1,011	958	978	3,812	9,400	13,998	14,317	48,599
Total Assets	99,156	31,803	14,747	9,088	18,490	55,305	161,946	69,381	122,129	582,045

56 • BMO Financial Group Second Quarter Report 2014

(Canadian $ in millions)										April 30, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	9,741	6,782	1,271	43	79	-	-	-	4,691	22,607
Businesses and governments	33,648	27,859	14,253	7,649	6,853	16,253	28,880	8,091	95,429	238,915
Individuals	1,742	3,320	5,110	4,944	5,523	7,007	14,774	1,601	88,464	132,485
Total deposits	45,131	37,961	20,634	12,636	12,455	23,260	43,654	9,692	188,584	394,007
Other liabilities
Derivative instruments
Interest rate contracts	53	161	209	302	456	1,852	6,932	7,845	-	17,810
Foreign exchange contracts	734	880	466	356	347	2,027	2,549	1,355	-	8,714
Commodity contracts	31	56	100	97	48	173	113	31	-	649
Equity contracts	107	172	137	417	46	550	922	651	-	3,002
Credit contracts	-	1	3	1	2	8	72	17	-	104
Total derivative liabilities	925	1,270	915	1,173	899	4,610	10,588	9,899	-	30,279
Acceptances	8,222	1,684	-	-	-	-	-	-	-	9,906
Securities sold but not yet purchased	24,350	-	-	-	-	-	-	-	-	24,350
Securities lent or sold under repurchase agreements	42,799	2,783	381	162	-	-	-	-	-	46,125
Current tax liabilities	-	-	-	-	-	-	-	-	146	146
Deferred tax liabilities	-	-	-	-	-	-	-	-	71	71
Securitization and liabilities related to structured entities	3	17	398	334	1,550	2,680	11,736	4,543	-	21,261
Other	6,244	95	10	17	9	469	2,985	1,567	7,214	18,610
Total other liabilities	82,543	5,849	1,704	1,686	2,458	7,759	25,309	16,009	7,431	150,748
Subordinated debt	-	-	-	-	-	-	100	3,865	-	3,965
Preferred Share Liability	-	-	-	-	-	-	-	-	493	493
Total Equity	-	-	-	-	-	-	-	-	32,832	32,832
Total Liabilities and Equity	127,674	43,810	22,338	14,322	14,913	31,019	69,063	29,566	229,340	582,045
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										April 30, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	877	2,456	3,529	3,578	3,140	15,189	47,937	1,735	-	78,441
Operating leases	24	48	71	69	67	252	567	580	-	1,678
Financial guarantee contracts (2)	5,202	-	-	-	-	-	-	-	-	5,202
Purchase obligations	64	127	183	181	181	619	876	249	-	2,480
(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

BMO Financial Group Second Quarter Report 2014 • 57

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	25,323	-	-	-	-	-	-	-	766	26,089
Interest bearing deposits with banks	4,592	1,295	471	84	76	-	-	-	-	6,518
Securities
Trading securities	1,209	1,284	480	1,521	442	4,781	10,593	14,762	40,087	75,159
Available-for-sale securities	2,026	3,628	1,439	2,076	2,820	6,729	22,170	11,262	1,560	53,710
Held-to-maturity securities	-	-	-	-	-	562	4,864	606	-	6,032
Other securities	-	-	18	-	-	3	34	17	827	899
Total securities	3,235	4,912	1,937	3,597	3,262	12,075	37,661	26,647	42,474	135,800
Securities borrowed or purchased under resale agreements	26,421	9,627	2,949	597	205	-	-	-	-	39,799
Loans
Residential mortgages	832	1,276	2,716	4,553	3,787	17,441	56,630	9,157	-	96,392
Consumer instalment and other personal	323	294	643	890	834	4,730	23,285	9,636	23,005	63,640
Credit cards	-	-	-	-	-	-	-	-	7,870	7,870
Businesses and governments	7,965	7,555	3,400	3,955	8,850	9,697	30,574	5,087	27,502	104,585
Customers’ liability under acceptances	8,367	103	1	1	-	-	-	-	-	8,472
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,665)	(1,665)
Total loans and acceptances, net of allowance	17,487	9,228	6,760	9,399	13,471	31,868	110,489	23,880	56,712	279,294
Other Assets
Derivative instruments
Interest rate contracts	39	98	193	319	260	2,423	8,598	10,292	-	22,222
Foreign exchange contracts	685	665	605	244	149	1,608	1,515	1,201	-	6,672
Commodity contracts	50	79	119	96	75	179	99	42	-	739
Equity contracts	100	82	50	61	69	66	106	2	-	536
Credit contracts	-	1	2	4	2	5	56	20	-	90
Total derivative assets	874	925	969	724	555	4,281	10,374	11,557	-	30,259
Premises and equipment	-	-	-	-	-	-	-	-	2,168	2,168
Goodwill	-	-	-	-	-	-	-	-	3,819	3,819
Intangible assets	-	-	-	-	-	-	-	-	1,511	1,511
Current tax assets	-	-	-	-	-	-	-	-	1,065	1,065
Deferred tax assets	-	-	-	-	-	-	-	-	3,027	3,027
Other	1,561	148	137	-	-	-	14	3,320	2,515	7,695
Total other assets	2,435	1,073	1,106	724	555	4,281	10,388	14,877	14,105	49,544
Total Assets	79,493	26,135	13,223	14,401	17,569	48,224	158,538	65,404	114,057	537,044

58 • BMO Financial Group Second Quarter Report 2014

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,241	3,733	140	231	563	-	-	-	5,683	20,591
Businesses and governments	26,265	29,217	10,490	6,149	5,547	13,970	30,598	8,506	91,604	222,346
Individuals	2,253	3,761	5,203	4,618	5,513	7,228	11,450	1,526	83,880	125,432
Total deposits	38,759	36,711	15,833	10,998	11,623	21,198	42,048	10,032	181,167	368,369
Other liabilities
Derivative instruments
Interest rate contracts	56	112	246	365	314	2,370	8,174	9,887	-	21,524
Foreign exchange contracts	472	931	658	251	156	1,462	1,619	899	-	6,448
Commodity contracts	56	91	98	92	93	241	124	38	-	833
Equity contracts	119	173	241	91	143	841	851	608	-	3,067
Credit contracts	-	1	1	2	5	14	60	19	-	102
Total derivative liabilities	703	1,308	1,244	801	711	4,928	10,828	11,451	-	31,974
Acceptances	8,367	103	1	1	-	-	-	-	-	8,472
Securities sold but not yet purchased	22,446	-	-	-	-	-	-	-	-	22,446
Securities lent or sold under repurchase agreements	24,483	2,953	1,448	-	-	-	-	-	-	28,884
Current tax liabilities	-	-	-	-	-	-	-	-	438	438
Deferred tax liabilities	-	-	-	-	-	-	-	-	107	107
Securitization and liabilities related to structured entities	1,221	1,481	998	-	318	3,295	10,395	4,653	-	22,361
Other	6,793	140	13	5	26	427	3,205	1,255	6,954	18,818
Total other liabilities	64,013	5,985	3,704	807	1,055	8,650	24,428	17,359	7,499	133,500
Subordinated debt	-	-	-	-	-	-	100	3,896	-	3,996
Total Equity	-	-	-	-	-	-	-	-	31,179	31,179
Total Liabilities and Equity	102,772	42,696	19,537	11,805	12,678	29,848	66,576	31,287	219,845	537,044
(1) Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	1,169	907	3,246	3,935	3,850	13,381	42,477	2,353	-	71,318
Operating leases	25	46	69	69	69	262	618	640	-	1,798
Financial guarantee contracts (2)	4,778	-	-	-	-	-	-	-	-	4,778
Purchase obligations	71	141	211	216	207	729	1,115	275	-	2,965
(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

BMO Financial Group Second Quarter Report 2014 • 59